Filed by Albertson’s, Inc.
Commission File No. 1-6187
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Albertson’s, Inc.
Commission File No. 1-6187
Responses by Lawrence R. Johnston to question from the Idaho Statesman
1. How many corporate employees will remain working in Boise? We want a specific number, if possible.
SUPERVALU has said that they are committed to maintaining an important presence here in Boise, and they look forward to leveraging the strong managerial talent and the highly skilled employee base that exists here. CERBERUS has also indicated that their headquarters operations will be based in Boise. I am very pleased and believe that this is positive news for the Boise community. Employment levels will be determined by SUPERVALU and CERBERUS after the transaction closes.
2. What is the next step for you personally? Will you stay on with the new company? What compensation did you get through this deal?
As you are aware, this deal is not expected to close until mid-2006. Until then, our teams will stay focused and I will continue to run the company. We have promised SUPERVALU, CERBERUS and CVS that we will work hard to ensure a smooth transition.
As far as executive compensation is concerned, our company policy is not to comment on anyone’s personal compensation including mine so I will honor that policy. Each year my total compensation is laid out clearly in our Proxy Report to shareowners.
3. Will the Albertsons name remain on any of the stores around the country?
SUPERVALU and Cerberus have both indicated that they intend to preserve the powerful brand names of this great company. It is our understanding that the Albertsons brand will remain intact. SUPERVALU and CERBERUS should be able to provide you with a little more information on their specific plans.
4. This same buyout group reportedly bid on Albertsons in December. How is this deal better than the previous bid?
While we cannot discuss the details of the proposal, I will reiterate what we said in December, which was that we did not receive an offer that we could accept.

We believed that the new offer was acceptable and in the best interests of our shareholders. Consequently our Board unanimously approved the transaction last evening.
5. Why did you announce in December that the company was no longer for sale?
We announced just before Christmas that the Board had rejected an offer from this same consortium for the sale of the company because it was an offer that we could not accept. At that time we announced that we would no longer be focusing on the sale of the entire company, and that was our intent.
However, the consortium re-grouped and presented us with a new revised offer last week. It is the fiduciary responsibility of our Board of Directors and of all public company boards to seriously consider these kinds of offers and then make decisions that are in the best interests of shareowners. It is for this reason that the Board voted to accept the offer for the sale of the entire company.
6. Why is this a good deal in the long-term for Albertsons shareholders and SuperValu investors?
This transaction will bring a substantial cash payment to our shareholders. In addition, it also enables our shareowners to benefit from continuing ownership interest in a powerful new retail food and drug company with exciting growth prospects.
7. The statements released today said Albertsons shareholders should get about $26.29 a share through this deal. Is that subject to change based on the market price of SuperValu’s and Albertsons’ shares?
Both the cash portion of the purchase price and the ratio of the SUPERVALU stock that Albertsons shareholders will receive is fixed. This means that the actual purchase price could fluctuate if the market value of SUPERVALU shares change. For example, if SUPERVALU shares are higher in value when the transaction closes, then Albertsons shareholders would receive a greater purchase price.
8. Who were some of the other bidders for Albertsons and what amounts did they bid?
We conducted an open auction but signed strict confidentiality agreements with all parties involved. In the end we approved an offer that we believed to be in the best interests of the company and the shareholders. Beyond this, we will not comment any further on specifics of the process.

9. How do you feel about the sale of the company?
I honestly feel that this agreement marks the beginning of an exciting new chapter in this great company’s future.
1) By joining CVS our Drug team becomes part of a much larger drugstore/pharmacy company and a leader in the industry with over 5,400 pharmacies across America. This environment of increased buying power and a powerful nationwide pharmacy network creates a much more strategic and durable competitor than the smaller drugstore business we were operating in limited geographies.
2) By joining CERBERUS, our 655 underperforming Albertsons stores in Florida, Texas, Oklahoma, Colorado, Arizona, New Mexico and Northern California become part of a company that is known for and is focused on specifically turning around underperforming assets.
3) Finally, by joining the Supervalu team, our remaining assets under the Acme, Bristol Farms, Shaws, Star Market, Jewel-Osco and Albertsons banners will become a part of a national retail grocery, pharmacy and distribution powerhouse... part of what will become the nation’s 2nd largest traditional grocery network of 2,600-plus food stores in 48 states and the District of Columbia. This new company combines powerful brands, leadership positions in key markets, strong supply chain expertise, highly competitive format differentiation across consumer segments and the ability to further leverage size and scale on a national basis. We strongly believe this new opportunity will result in a bright future for Albertsons, and will help build on this chain’s great legacy for years to come.
10. How would you characterize your tenure as Albertsons’ leader? Any regrets?
No, I have really enjoyed my time at Albertsons. In late 2000 with our stock price down near $20.00 the Board announced the decision to look outside the company for a new management team. When we arrived in 2001 we found a large company reeling from a strained merger and in serious trouble. Our initial task was enormous, especially in a company of this size and magnitude. Over the past several years our team has executed the largest restructuring in the history of our industry by closing or selling over 600 underperforming stores that lost money, consolidating divisions from 20 to 7, re-engineering our technology infrastructure, eliminating redundant layers of management, removing over $1 billion in cost from the system and consummating the acquisition of Shaws in New England.
During that same period of time I am very proud that our team also was able to do something that no one expected when we arrived to begin the restructuring. During the most recent three fiscals years that the new leadership team has been in place (FY 2002, 2003, 2004) Albertsons outperformed our largest traditional grocery competitors in several key operating measurements, including cumulative earnings, sales and free cash flow. That was an incredible performance by the team.

From the beginning, the objective of our leadership team has been to stabilize the company and demonstrate operational excellence while increasing shareholder value for the company’s large and complex portfolio of retail assets. I am very proud of what we accomplished, and I believe that with this transaction and this combination with Supervalu, the best is truly yet to come.
11. In your mind, what would Joe Albertson think of the deal announced today?
There is no question that Albertsons has a long, rich history of providing customers with the products they are looking for in a friendly and inviting shopping environment. It is a tradition that dates back to 1939, with the opening of Joe Albertson’s first store here in Boise.
We strongly believe that although this new opportunity is a big change for everyone in the company that it will result in a stronger and brighter future for Albertsons shareowners, associates and customers. No one has ever been more successful in this industry than Joe Albertson was. He navigated the waters of change head on doing what he believed was right when many doubted him. His results and legacy are undeniable. I believe Joe would be proud of how this management team and our 240,000 associates have faced the challenges and changes of a brutally competitive 21st century industry and repositioned each major part of the company with new owners for future success.
12. What is your assessment of morale at corporate headquarters? How did you tell workers about the sale and what did you tell them about the status of their jobs?
There is always anxiety when there is change in any organization, but I think most people across the company are energized by today’s announcement for the reasons I just mentioned. Joining the Supervalu team opens up a tremendous opportunity to become part of strong new company with more than 2,600 stores in 48 states plus the District of Columbia, generating approximately $44 billion in annual revenues, making it the second largest supermarket company in America, and bigger than Albertsons is today. By combining the experience that exists on this team with Supervalu to create a powerful new company, we will be poised to effectively compete in today’s competitive marketplace and position ourselves to win. The announcement today that CERBERUS will locate headquarters operations here for the $10 billion business they are acquiring is also an exciting development.
All associates were made aware of the agreement at 4am MST this morning via email, at the same time we made the public announcement. I also addressed all 240,000 associates nationwide beginning this morning via a companywide satellite TV broadcast. I then co-hosted conference calls with Jeff Noddle of SUPERVALU, Tom Ryan of CVS and Howard Cohen of Cerberus who spoke directly with our leadership teams across the company to provide a little more insight into their plans going forward. We will continue to communicate to all of our associates and will be providing information regularly as it becomes available.

13. Was there any clause in the sales agreement to protect a certain number of Albertsons employees? If so, could you describe the terms and how long SuperValu is required to hold onto those employees?
I am sorry, but our confidentiality agreements with buyers restrict me from discussing the specifics of the agreement.
14. Have you talked to any local or state officials about the sale of Albertsons? Do you plan to talk to local and state officials? If so, what will you tell them?
Yes, we have talked with many public officials here in Idaho and across the country and will continue to reach out for them throughout the week. We told them why this a great deal for Albertsons shareholders, customers, and associates, as well as the community here in Boise and the other communities where we have distribution centers, stores and offices.
15. What will happen to the sponsorship of the Boise Open?
Albertsons and SUPERVALU have similar cultures and values... including the same commitment to the communities we serve, which means we expect to continue our traditions in corporate philanthropy here in Boise and throughout the country.
The Boise Open is a fantastic community event that has raised millions for local charities. I have already committed to sponsor the 2006 Boise Open. It would be too soon to commit to sponsorships for future years.
16. What will happen to Albertsons stores acquired by Cerberus, Kimco and other private investment firms? Will those be closed and sold for the real estate value?
Only the team at Cerberus could provide that information for you. But I would like to give you a little background on their company.
Cerberus Capital Management, along with its affiliated entities, manage funds and accounts with capital in excess of $16 billion. Cerberus is actually larger than Cisco, Coke and McDonalds. They own companies with over $30 billion in annual sales and they have an outstanding track record of turning around under-performing assets. They typically look for assets that they can acquire and grow. Some of their acquisitions have been Fila Sportswear as well as National and Alamo car rental companies.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Albertson’s and SUPERVALU shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertson’s operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU’s and Albertson’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Albertson’s undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
ADDITIONAL INFORMATION
SUPERVALU and Albertsons will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertson’s, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson’s, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention: Corporate Secretary. The respective directors and executive officers of SUPERVALU and Albertson’s and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU’s directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson’s directors and executive officers is available in its proxy statement filed with the SEC by Albertson’s on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.